



06006142

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- *50315*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2005__ AND ENDING __December 31, 2005__
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Signature Capital Securities LLC*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__100 Commercial Street, Suite 108__
(No. and Street)

__Portland,__   __ME__   __04101__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Stephen C. Shea__   __(207) 773-8123__
                                                                     (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Miller, Cooper & Co., Ltd.__
(Name – if individual, state last, first, middle name)

__650 Dundee Road, Suite 250__   __Northbrook__   __IL__   __60062__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 2 7 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Stephen C. Shea__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Signature Capital Securities, LLC__ , as of __December 31__ , 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
PRESIDENT
Title

_____
Notary Public exp 6/18/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



MILLER COOPER &Co.,Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Member of
Signature Capital Securities LLC

We have audited the accompanying statement of financial condition of Signature Capital Securities LLC as of December 31, 2005, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signature Capital Securities LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.

Miller Cooper &Co., LTD

Certified Public Accountants

Northbrook, Illinois
January 25, 2006

650 DUNDEE ROAD, SUITE 250 • NORTHBROOK, IL 60062-2767
PHONE 847.205.5000 • FAX 847.205.1400 • e-mail mccltd@millercooper.com

FINANCIAL STATEMENTS

Signature Capital Securities LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash	$	90,891
Total assets	$	90,891

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and accrued expenses	$	28,152
Total liabilities		28,152
Member's capital		62,739
	$	90,891

The accompanying notes are an integral part of this statement.

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Signature Capital Securities LLC
STATEMENT OF INCOME
Year ended December 31, 2005

Revenues and income				
Commissions			$	1,777,599
Interest and dividends				45,028
				1,822,627
Expenses				
Placement deal expenses	$	347,859		
Less reimbursements		(383,752)		(35,893)
Commissions and employee compensation and benefits				461,728
Professional fees				94,485
Consulting				100,000
Other operating expenses				70,613
				690,933
NET INCOME			$	1,131,694

The accompanying notes are an integral part of this statement.

-5-

Signature Capital Securities LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
Year ended December 31, 2005

Member's capital, beginning of year	$	139,770
Member's distributions		(1,208,725)
Net income		1,131,694
Member's capital, end of year	$	62,739

The accompanying notes are an integral part of this statement.

MILLER COOPER & CO., LTD.

Signature Capital Securities LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2005

Cash flows from operating activities		
Net income	$	1,131,694
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in liabilities		
Accounts payable and accrued expenses		11,985
Net cash provided by operating activities		1,143,679
Cash flows from financing activities		
Member's distributions		(1,208,725)
Net cash used in financing activities		(1,208,725)
NET DECREASE IN CASH		(65,046)
Cash, beginning of year		155,937
Cash, end of year	$	90,891

The accompanying notes are an integral part of this statement.

Signature Capital Securities LLC
NOTES TO FINANCIAL STATEMENTS
Year ended December 31, 2005

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. ### Nature of Operations

   Signature Capital Securities LLC (the Company) is a broker-dealer which acts as a placement agent in connection with private placement transactions. The Company is a wholly-owned subsidiary of Signature Capital LLC (the Parent).

2. ### Commission Revenue

   Commissions earned in connection with private placements are recognized at the closing of funds raised.

3. ### Income Taxes

   The Company is a Limited Liability Company. Accordingly, net income (loss) is allocated and taxed to the individual member. No income tax provision has been included in the determination of net income.

4. ### Use of Estimates

   In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $62,733, which was $12,733 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.45 to 1.

NOTE C - RELATED-PARTY TRANSACTIONS

The Company has agreements with certain individuals (the Affiliates), who serve as the Company's general securities principal and registered representatives, to pay certain percentages of the Company's placement commission on funds raised solely from investors originated and sold by the Affiliates. In addition, the general securities principal is entitled to receive 1% of all funds raised in each completed private placement deal. Commission expense under these agreements amounted to $454,896 for 2005. Additionally, there were $8,225 due to the Affiliates at December 31, 2005.

The Company also has agreements with the Affiliates to issue a portion of incentive warrants the Company receives in connection with the private offerings in which it acted as the placement agent (see Note E), based upon funds raised solely from investors originated and sold by the Affiliates. In addition, the Affiliates are entitled to receive an additional percentage of the total net warrants issued to the Company.

NOTE D - EXPENSE REIMBURSEMENTS

The Company is entitled to receive expense reimbursement based upon the actual expenses and the aggregate purchase price of all shares sold in connection with each private placement offering to cover costs directly related to each offering. Expense reimbursements aggregating $383,752 were received in 2005.

NOTE E - WARRANTS

The Company received warrants in connection with the private offerings in which it acted as the placement agent. At December 31, 2005, the warrants entitle the Company to purchase up to the following number of shares:

	Expiration Date of Private Offering	Number of Shares	Exercise Price	Expiration Date of Warrants
NetNumber.com, Inc. Common shares	06/06/03	116,015	$ 0.625	03/06/07 through 04/14/07
VIRxSYS Corporation Series D Preferred Shares	07/12/04	237,572	$ 1.250	The day before the 7th anniversary of final closing

MILLER COOPER & CO., LTD.

NOTE E - WARRANTS (Continued)

	Expiration Date of Private Offering	Number of Shares	Exercise Price	Expiration Date of Warrants
Acoustic Technologies, Inc. Series D Preferred Shares	06/27/05	137,468	$ 1.100	The day before the 7th anniversary of final closing
VIRxSYS Corporation Series G Preferred Shares	07/13/05	816,853	$ 1.250	The day before the 7th anniversary of final closing

The expiration dates of the warrants could change if the underlying companies were to complete an initial public offering, as defined in the private placement offering memorandums. Management of the Company has estimated that the warrants have no value at December 31, 2005.

NOTE F - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a financial institution located in Portland, Maine. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company did not have any uninsured balances at December 31, 2005.

SUPPLEMENTAL INFORMATION

Signature Capital Securities LLC
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Total assets	$	90,891
Less haircuts		(6)
Adjusted assets		90,885
Total liabilities		28,152
Net capital		62,733
Minimum adjusted net capital required [greater of 6 2/3% of aggregate indebtedness ($28,152) or $50,000]		50,000
Excess net capital	$	12,733
Aggregate indebtedness		
Accounts payable and accrued expenses	$	28,152
Ratios		
Aggregate indebtedness to net capital		0.45 to 1

There is no difference between the Company's computation of net capital per the December 31, 2005 FOCUS Report (Form X-17A-5) and the computation above. Therefore, a reconciliation of net capital is not included.

MILLER COOPER & CO., LTD.

Signature Capital Securities LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission, under paragraph (k)(2)(i), in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

MILLER COOPER & CO., LTD.



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Member of
Signature Capital Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Signature Capital Securities LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

-14-

650 DUNDEE ROAD, SUITE 250 • NORTHBROOK, IL 60062-2767
PHONE 847.205.5000 • FAX 847.205.1400 • e-mail mccltd@millercooper.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Signature Capital Securities, LLC for the year ended December 31, 2005, and this report does not affect our report thereon dated January 25, 2006.

Signature Capital Securities LLC's accountant was on a temporary leave of absence for part of 2005 and certain transactions were not recorded properly in the interim, thus causing the second quarter 2005 FOCUS report filed with the National Association of Securities Dealers, Inc. (NASD) to be misstated with respect to the net capital computation. This FOCUS report was subsequently amended to properly record the transactions. We note that as of December 31, 2005 and for the amended second quarter 2005 filing, the Company is in compliance with net capital requirements (Rule 15c3-1) of SEC. We noted no additional matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MILLER, COOPER & CO., LTD.

Miller Cooper & Co., Ltd.

Certified Public Accountants

Northbrook, Illinois
January 25, 2006

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Signature Capital Securities LLC

Financial Statements and
Independent Auditors' Report

December 31, 2005

MILLER COOPER & CO., LTD.